Anheuser-Busch InBev nv/sa

Brouwerijplein 1

3000 Leuven

Belgium

T +32 16 27 61 11

F +32 16 50 61 11

www.ab-inbev.com

Mr. John Reynolds,

Assistant Director,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

August 16, 2011

Re:	Anheuser-Busch InBev SA/NV Form 20-F for Fiscal Year Ended December 31,
2010 Filed April 13, 2011 File No. 001-34455

Dear Mr. Reynolds:

Thank you for your letter of July 7, 2011, setting forth the Staff’s comments (the “Comments”) on the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”), filed by Anheuser-Busch InBev SA/NV (the “Company”) on April 13, 2011. The Company has keyed its responses in this letter to the headings used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The Comments are set forth in bold-face type.

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Mr. John Reynolds

1.	We note in your response to comment one of our letter dated 21 May 2010 that in future Exchange Act filings, you will add disclosure to clarify that your disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance of achieving their objectives and that, if applicable, the Company’s principal executive officer and principal financial officer concluded that the disclosure controls and procedures were effective at that reasonable assurance level. Based on your disclosure, it appears to us that your DC&P are designed to provide reasonable assurance of achieving their objectives. Please confirm our understanding and, if so, revise your DC&P conclusion pursuant to your response letter dated 10 June 2010. Alternatively, revise to remove the level of assurance reference in your DC&P disclosure. Refer to Section II.F.4 of SEC Release No. 33-8238 for additional guidance.

R:	The Company acknowledges its commitment as given in its response letter dated 10 June 2010, to make clear that the Company’s DC&P are (i) designed to provide reasonable assurance of achieving their objectives and (ii) that the Company’s principal executive officer and principal financial officer have concluded that the Company’s DC&P are effective at that reasonable assurance level. The Company regrets that it inadvertently failed to revise its response to Item 15 to convey this disclosure more clearly. In order to insure that it complies with its commitment in an appropriate manner, the Company advises the Staff that in future Exchange Act filings, the Company will add disclosure to Item 15 – Disclosure Controls and Procedures to state as follows (revised language appearing in bold):

“Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of 31 December 2010. While t~~T~~here are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s~~. Accordingly, even effective~~ disclosure controls and procedures ~~can only~~ are designed to provide reasonable assurance of achieving their ~~control~~ objectives. Based upon our evaluation, as of 31 December 2010, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures, in accordance with Exchange Act Rule 13a-15(e), (i) are effective at that level of reasonable assurance in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) are effective at that level of reasonable assurance in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.”

2.	We note on page 178 that PricewaterhouseCoopers Bedrijfsrevisoren acted as your independent auditor for the fiscal year ended 31 December 2010, and that Klynveld

Mr. John Reynolds

Peat Marwick Goerdeler (“KPMG”) Réviseurs d’Entreprises SCCRL/Bedrijfsrevisoren BCVBA acted as your independent auditor for the fiscal year ended 31 December 2009. It appears to us that there was a change in your principal accountant during fiscal 2010. Please confirm our understanding and, if so, revise to provide the applicable disclosures required by Item 16F of Form 20-F or tell us why you believe that such disclosures are not required.

R:	The Company advises the Staff supplementally that the Company disclosed the change in its independent auditor from Klynveld Peat Marwick Goerdeler Réviseurs d’Entreprises SCCRL/Bedrijfsrevisoren BCVBA to PricewaterhouseCoopers Bedrijfsrevisoren in its Registration Statement on Form F-4 (File No. 333-166982) filed with the Commission on 20 May 2010. The Company has relied on Instruction 2 to Item 16F, which provides that the registrant is not required to repeat disclosure regarding a change in its independent auditor if that change has been previously reported and if there were no disagreements between the registrant and the former auditor, which would require ongoing disclosure. As the Company previously reported the change in its independent auditor in its Form F-4 and there were no disagreements, as defined in Instruction 4 to Item 16F, between the Company and its former independent auditor, the Company believes that it had nothing further to disclose in its Form 20-F.

3.	Please amend your filing to ensure that the CEO and CFO certification language is identical to the language set forth in exhibit instruction number 12 of Form 20-F. In this regard, we note that exhibits 12.1 and 12.2 are missing words in the introduction of section 4 and are missing section 4(b).

R:	The Company advises the Staff supplementally that it inadvertently left out the internal control over financial reporting language in the introduction of section 4 and section 4(b) of Exhibits 12.1 and 12.2. As permitted by CD&I 246.13, the Company will file a Form 20-F/A that contains the cover page and the complete Section 302 certifications of its CEO and CFO containing the missing language as Exhibits 12.1 and 12.2.

4.	We note your legal and arbitration proceedings disclosure on pages 144-153, noting that you have estimated possible risk of loss on tax proceedings of $3.7 billion as of 31 December 2010. However in your footnote, you only discuss the possible losses on Brazilian tax assessments of $1.8 billion. Please expand your disclosure to clarify the amounts of your provisions by class and provide IAS 37.84-85 disclosures. For your contingent liabilities, please provide all of the disclosures required by IAS 37.86 to 37.92.

R:

The Company confirms to the Staff supplementally that as of December 31, 2010, there was an estimated possible risk of loss on tax proceedings of 6.1 billion reais ($3.7 billion) as disclosed on page 145 of its Form 20-F, while in Note 32 Contingencies, the Company more specifically highlighted the tax proceeding where a single estimated possible loss was considered to be significant to the Company. This proceeding relates to corporate Brazilian taxation of income generated outside of Brazil, with estimated exposure of 3.0

Mr. John Reynolds

billion Brazilian reais ($1.8 billion) as of December 31, 2010. In response to the Staff’s comment, the Company proposes to specify the components that constitute the aggregate estimated amount of tax-related contingencies, in its future filings, where the risk of loss is possible but not probable, beginning with its unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2011. The Company encloses its Note 19 Contingencies disclosure as Annex A to this response letter.

In response to the Staff’s comment regarding disclosure of provisions by class, the Company respectfully refers the Staff to Note 27 Provisions, where the disclosures required by IAS 37.84 to IAS 37.85 with respect to amounts and timing of outflows of economic benefits for each class of provision are outlined in the table at the bottom of page F-54.

In response to the Staff’s comment regarding disclosure of contingent liabilities, the Company believes it has provided in Note 32 Contingencies the disclosures required by IAS 38.86 to IAS 37.92, by setting out a discussion of the nature of each of its material contingent liabilities and, where practicable, the Company has disclosed an estimate of the financial effect and provided an indication of timing for any outflow of economic benefits related to such contingencies. However, to further enhance its disclosures, the Company will outline more clearly, with descriptive captions in future filings, the class of contingency as contemplated by IAS 37.87, to which each disclosure item belongs. Also as discussed above, the Company will expand its disclosure in future filings to specify the components that constitute the aggregate estimated amount of tax-related contingencies where the risk of loss is possible but not probable, as contemplated by IAS 37.86. The Company refers to Note 19 Contingencies included as Annex A to this response letter.

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Mr. John Reynolds

In connection with our responses to the Staff’s questions, the Company hereby acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alena Brenner of Anheuser-Busch InBev Services, LLC at (212) 573-4396 or George H. White of Sullivan & Cromwell LLP at +44 20 7959 8570 with any questions you may have.

Very truly yours,

/S/ BENOIT LOORE
Benoit Loore V.P. Legal
Anheuser-Busch InBev SA/NV

cc:	Erin Wilson

John Archfield

Nasreen Mohammed

(Securities and Exchange Commission)

Alena Brenner

(Anheuser-Busch InBev SA/NV)

George H. White

Sentheel Salvam

(Sullivan & Cromwell LLP)

ANNEX A

19.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. The most significant contingencies are discussed below.

TAX MATTERS

As of 30 June 2011, AB InBev’s material tax proceedings mainly related to AmBev and its subsidiaries with a total estimated possible risk of loss of 6.5 billion Brazilian real (4.2 billion US dollar). As of 31 December 2010, the total estimated possible risk of loss amounted to 6.1 billion Brazilian real (3.7 billion US dollar).

Approximately 4.0 billion Brazilian real (2.6 billion US dollar) of the aforementioned total estimated possible risk related to income tax and social contributions and approximately 2.1 billion Brazilian real (1.3 billion US dollar) related to value added and excise taxes, of which the most significant are discussed below. As of 31 December 2010, the amounts related to income tax and social contributions and to value added and excise taxes were 3.8 billion Brazilian real (2.3 billion US dollar) and 2.0 billion Brazilian real (1.2 billion US dollar), respectively.

Certain subsidiaries of AmBev have received tax assessments related to corporate Brazilian taxation of income generated outside Brazil. In 2005 and 2008, AmBev was officially notified of administrative Lower Court decisions, recognizing that a substantial portion of the amount of these tax assessments was incorrect. These decisions, of which some were appealed, reduced the amount of the tax assessments to 3.1 billion Brazilian real (2.0 billion US dollar) including interest and penalties. AmBev disputes the validity of these tax assessments and intends to vigorously defend its case.

AmBev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. AmBev estimates the total exposures of possible losses in relation to these assessments to be approximately of 388m Brazilian real (248m US dollar), as of 30 June 2011.

WARRANTS

Certain holders of warrants issued by AmBev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than AmBev considers as established upon the warrant issuance. In case AmBev loses the totality of these lawsuits, the issuance of 27 684 596 preferred shares and 6 881 719 common shares would be necessary. AmBev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all AmBev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 212m Brazilian real (127m US dollar) in addition to legal fees. AmBev disputes these claims and intends to continue to vigorously defend its case.

[1]	Amounts have been converted to US dollar at the closing rate of the related period.

SUIT AGAINST BRAZILIAN BEER INDUSTRY

AmBev, together with other Brazilian brewers, is party to a lawsuit whereby the Federal Public Prosecutor’s office claims collective damages of approximately 2.8 billion Brazilian real (1.68 billion US dollar), out of which 2.1 billion Brazilian real (1.26 billion US dollar) is allocated to AmBev. Plaintiff argues that advertising campaigns of defendants increase total consumption of alcohol and, as a result, public health and social security costs, traffic accidents, criminality and underage consumption. Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by Public Prosecutor including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of 2.8 billion Brazilian real (1.68 billion US dollar), therefore it doubles the initial amount involved. The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. AmBev is vigorously defending this litigation.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of AmBev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (212m US dollar). AmBev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. AmBev has already rendered a court bond (carta de fiança) for this purpose. According to its advisors’ analysis, a loss is possible (but not probable), and therefore the company has not established a provision in its financial statements. AmBev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations.

On 10 September 2008, an action brought under Section 7 of the Clayton Antitrust Act styled Ginsburg et al. v. InBev NV/SA et al., C.A. No. 08-1375, was filed against InBev NV/SA, Anheuser-Busch Companies, Inc. and Anheuser-Busch, Inc. in the United States District Court for the Eastern District of Missouri. The plaintiffs in the Ginsburg action allege that the merger between Anheuser-Busch and InBev will have certain anticompetitive effects and consequences on the beer industry and will create a monopoly in the production and sale of beer in the United States. The plaintiffs sought declaratory relief that the merger violates Section 7 of the Clayton Antitrust Act, injunctive relief to prevent consummation of the merger and fees and expenses. On 18 November 2008, plaintiffs’ request for injunctive relief was denied. On 3 August 2009, the Court granted defendants Motion to dismiss plaintiffs claims with prejudice. On 4 August 2009, the Court entered judgment in favor of the defendants. On 19 August 2009, plaintiffs filed an appeal of such judgment. A hearing of plaintiffs’ appeal before the Eighth Circuit Court of Appeals occurred on 14 April 2010. On 27 October 2010 plaintiffs’ appeal was denied. Plaintiffs’ subsequent Motions for Rehearing were denied on 3 December 2010. As of 30 June 2011 there were no remaining appeals of these claims.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other Anheuser-Busch Companies, Inc. (ABC) subsidiary that had been divested or may be divested during the 18 November 2008 and 17 November 2011 period. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years of the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals on 9 August 2010, which is currently pending. AB InBev will continue to vigorously defend against the appeal.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by Anheuser-Busch Companies, Inc. subsidiaries that had been or may be divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it has defenses to these claims, and filed a Motion to Dismiss. On April 25, 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f). The Company intends to vigorously defend against the lawsuit.